

January 26, 2012

<u>Via E-mail</u>
Seth Van Voorhees, CFO
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, NY 11797

> **Re: Research Frontiers Incorporated**
> **Registration Statement on Form S-3**
> **Filed January 19, 2012**
> **File No. 333-179099**

Dear Mr. Van Vorhees:

We have limited our review of your registration statement to the issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

1.   Tell us why you believe that the Form 10-Q for the quarter ended September 30, 2011, filed on November 10, 2011, was filed on a timely basis. Refer to General Instruction A.1.a to Form 10-Q. Unless you are able to demonstrate that the report was made in a timely manner, you should withdraw your registration statement due to your ineligibility to use the Form S-3, which must be used for the offering type described in the prospectus. You may also submit a letter to the Office of the Chief Counsel of the Division of Corporation Finance requesting a waiver from the eligibility requirements for use of the Form S-3 set forth in General Instruction I.A.3.(b) to that form, and your request will be evaluated by that office. Refer to Question 101.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3456 with any questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney